Exhibit 12.1
KILROY REALTY CORPORATION
Statement of Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Year Ended December 31,
	2012	2011	2010	2009	2008
Earnings:
Income (loss) from continuing operations	$5,447	$(3,728)	$(427)	$15,569	$28,181
Plus Fixed Charges:
Interest expense (including amortization of loan costs)	79,114	89,409	59,941	46,119	45,346
Capitalized interest and loan costs	19,792	9,130	10,015	9,683	18,132
Estimate of interest within rental expense	3,475	1,481	997	871	871
Distributions on Cumulative Redeemable Preferred units	3,541	5,588	5,588	5,588	5,588
Fixed Charges	105,922	105,608	76,541	62,261	69,937
Plus: Amortization of capitalized interest (1)	5,318	4,622	4,348	4,067	3,669
Less: Capitalized interest and loan costs	(19,792)	(9,130)	(10,015)	(9,683)	(18,132)
Less: Distributions on Cumulative Redeemable Preferred units	(3,541)	(5,588)	(5,588)	(5,588)	(5,588)
Earnings	93,354	91,784	64,859	66,626	78,067

Combined Fixed Charges and Preferred Dividends:
Fixed Charges (from above)	105,922	105,608	76,541	62,261	69,937
Preferred Dividends	10,567	9,608	9,608	9,608	9,608
Combined Fixed Charges and Preferred Dividends	$116,489	$115,216	$86,149	$71,869	$79,545
Consolidated ratio of earnings to fixed charges	0.88x	0.87x	0.85x	1.07x	1.12x
Consolidated ratio of earnings to combined fixed charges and preferred dividends	0.80x	0.80x	0.75x	0.93x	0.98x
Deficiency	$23,135	$23,432	$21,290	$5,243	$1,478
________________________

(1)
Amount represents an estimate of capitalized interest that has been amortized each year based on our established depreciation policy and an analysis of total interest costs and loan costs capitalized since 1997.

We have computed the ratio of earnings to fixed charges by dividing earnings by fixed charges. Earnings consist of income from continuing operations before the effect of noncontrolling interest plus fixed charges and amortization of capital interest, reduced by capitalized interest and loan costs and distributions on cumulative redeemable preferred units. Fixed charges consist of interest costs, whether expensed or capitalized, amortization of loan costs, an estimate of the interest within rental expense, and distributions on cumulative redeemable preferred units.
We have computed the consolidated ratio of earnings to combined fixed charges and preferred dividends by dividing earnings by combined fixed charges and preferred dividends. Earnings consist of income from continuing operations before the effect of noncontrolling interest plus fixed charges and amortization of capitalized interest, reduced by capitalized interest and loan costs and distributions on Series A cumulative redeemable preferred units. Fixed charges consist of interest costs, whether expensed or capitalized, amortization of loan costs, an estimate of the interest within rental expense, and distributions on Series A cumulative redeemable preferred units.